Exhibit 21.1

SIGNIFICANT SUBSIDIARIES

As of December 31, 2008, Linn Energy, LLC directly or indirectly owns all of the voting securities of Linn Energy Holdings, LLC, Mid-Continent Holdings II, LLC and Mid-Continent II, LLC the “significant subsidiaries” (as defined in Rule 1−02(w) of Regulation S−X).

The remaining subsidiaries of Linn Energy, LLC considered in the aggregate as a single subsidiary, do not constitute a “significant subsidiary” as of the end of the year covered by this report.